Exhibit  99.1

ChinaCache Announces NASDAQ’s Acceptance of Its Plan to Regain Compliance

BEIJING, Aug. 10, 2017 (GLOBE NEWSWIRE) — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq:CCIH), a leading total solutions provider of Internet content and application delivery services in China, today announced that it has received a letter from the NASDAQ Stock Market, dated August 9, 2017, notifying the Company that it has granted the Company an exception to file its Form 20-F for the year ended December 31, 2016 (the “2016 Annual Report”) by November 14, 2017.

According to terms of the exception, the Company must file its 2016 Annual Report on or before November 14, 2017 to regain compliance with the Nasdaq listing rules.  In the event the Company does not satisfy the terms of the exception, the Nasdaq Listing Qualifications staff will provide written notification that its securities will be delisted.  At that time, the Company may appeal the determination to a Hearing Panel. The Company intends to file its 2016 Annual Report on or before November 14, 2017.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq:CCIH) is a leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

For investor and media inquiries please contact:

Investor Relations Department
ChinaCache International Holdings
Tel: +86 10 6408 5307
Email: ir@chinacache.com

Mr. Ross Warner
The Piacente Group | Investor Relations
Tel: +86 10 5730-6200
Email: chinacache@tpg-ir.com

Ms. Brandi Piacente
The Piacente Group | Investor Relations
Tel: +1 212-481-2050
Email: chinacache@tpg-ir.com